                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 25)


                        Security Capital Pacific Trust
                               (Name of Issuer)


        Common Shares of Beneficial Interest, Par Value $1.00 Per Share
                        (Title of Class of Securities)


                                  814141 10 7
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

CUSIP No. 814141 10 7

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]
3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   30,687,072
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                30,687,072
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,687,072

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.2%

14   TYPE OF REPORTING PERSON

     CO

                                 SCHEDULE 13D

     This Amendment No. 25 (this "Amendment") is being filed to a Schedule 13D dated March 1, 1990 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation (as successor to Security Capital Realty Investors Incorporated) ("Security Capital"), on March 2, 1990 and amended on March 5, 1990, March 8, 1990, March 15, 1990, March 19, 1990, March 26, 1990, February 11, 1991, June 10, 1991, June
20, 1991, October 8, 1991, November 8, 1991, December 3, 1991, April 23, 1992,
September 8, 1992, September 10, 1992, November 9, 1992, January 18, 1993, February 17, 1993, March 31, 1994, July 12, 1994, August 25, 1994, October 7,
1994, December 6, 1994, March 23, 1995 and April 30, 1997.

ITEM 1.  SECURITY AND ISSUER

     This Amendment relates to common shares of beneficial interest, $1.00 par value per share (the "Common Shares"), of Security Capital Pacific Trust, a Maryland real estate investment trust ("PTR"), the principal executive offices of which are at 7670 South Chester Street, Englewood, Colorado 80112.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Merger and Issuance Agreement, dated as of March 24, 1997, as amended (the "Merger Agreement"), between Security Capital and PTR, Security Capital agreed to cause its subsidiaries providing REIT and property management services to PTR to be merged with and into a wholly owned subsidiary of PTR in exchange for Common Shares valued at $75,838,457. Effective September 9, 1997, Security Capital was issued 3,295,533 Common Shares pursuant to the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) The following table sets forth, as of September 26, 1997, the beneficial ownership of Common Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Shares.

                                         Number of Shares
                                           Beneficially         Percent of
Person                                      Owned (1)         All Shares (1)
------                                   ----------------    -----------------

Security Capital Group Incorporated        30,687,072 (2)            33.2%
Samuel W. Bodman (3)                            2,325                  *
Hermann Buerger                                     0                  *
John P. Frazee, Jr. (4)                         7,637                  *
Cyrus F. Freidheim, Jr.                         3,055                  *
H. Laurance Fuller (5)                            610                  *


Ray L. Hunt (6)                  390,403              *
John T. Kelley, III               16,835              *
William D. Sanders (7)           315,645              *
Peter S. Willmott                 15,327              *
C. Ronald Blankenship (8)         34,385              *
Thomas G. Wattles                      0              *
David C. Dressler (9)              6,611              *
K. Dane Brooksher                    698              *

*    Less than 1%


(1) For each person who owns options or warrants that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or warrants and that no other person has exercised any outstanding options or warrants.
(2) These Common Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital, and are pledged to secure a $400 million revolving line of credit facility with a syndicate of banks. As of September 26, 1997, there were no borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by Security Capital of Security Capital Industrial Trust, Security Capital Atlantic Incorporated, Homestead Village Incorporated and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with Security Capital and which invests in real estate operating companies in the United States. Security Capital estimates that the aggregate market value of the pledged securities exceeded $3.1 billion as of September 26, 1997. Security Capital was in compliance with all covenants under the line of credit as of June 30, 1997.
(3) Consists of 775 Common Shares in Diane Bodman's IRA account, 1,300 Common Shares owned by Perry O. Barber, Jr. Family Trust for which Diane Bodman is Trustee, 250 Common Shares held for the benefit of Caroline K. Barber and Perry O. Barber, Mrs. Bodman's children. Mr. Bodman claims no beneficial interest in these Common Shares.
(4)  Common Shares are held in Mr. Frazee's IRA account.
(5)  Includes 305 Common Shares held by Mr. Fuller's children.
(6) Includes 916 Common Shares held by a family trust for which Mr. Hunt is trustee, 2,748 Common Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 15,275 Common Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 9l6 Common Shares held by a corporation that Mr. Hunt owns. Excludes 916 Common Shares that Mr. Hunt's wife owns as a separate property and 111,800 Common Shares held by Hunt Financial Corporation, as to which Mr. Hunt disclaims beneficial ownership.
(7) Includes 96,716 Common Shares held by partnerships and 26,844 Common Shares held by the Sanders Foundation.
(8) Includes 13,791 Common Shares owned by a corporation of which Mr. Blankenship is a controlling shareholder.
(9) Includes 3,611 Common Shares held in trust accounts for which Mr. Dressler is trustee.

     (c) Effective September 9, 1997 Security Capital was issued 3,295,533 Common Shares in connection with the transactions contemplated by the Merger Agreement. Since April 30, 1997, no transactions were effected by the persons in the foregoing table, except as follows: (i) three entities controlled by Mr. Sanders purchased Common Shares in the PTR rights offering on September 9, 1997:
Sanders Partners purchased 13,754 Common Shares, CAMPR Partners Limited purchased 10,598 Common Shares and the Sanders Foundation purchased 3,355 Common Shares. The Common Shares were all purchased at a price of $21.8125 per share; and (ii) Mr. Wattles sold 8,750 Common Shares held in his IRA account on September 11, 1997 at a price of $22.00 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On September 9, 1997, Security Capital and PTR entered into a Third Amended and Restated Investor Agreement (the "Amended and Restated Investor Agreement"), which provides that, without first having consulted with the nominees of Security Capital designated in writing, PTR may not seek Board of Trustees approval of (i) PTR's annual budget; (ii) incurring expenses in any year exceeding (a) any line item in the annual budget by the greater of $500,000 or 20% and (b) the total expenses set forth in the annual budget by 15%; (iii) the acquisition or sale of any assets in any single transaction or series of related transactions in the ordinary course of PTR's business where the aggregate purchase price paid or received by PTR exceeds $25 million; and (iv) entering into any new contract with a service provider (a) for investment management, property management or leasing services or (b) that reasonably contemplates annual contract payments by PTR in excess of $1 million. PTR is under no obligation to accept or comply with any advice offered by Security Capital with respect to the foregoing matters.

     Additionally, so long as Security Capital beneficially owns at least 25% of the Common Shares, Security Capital will have the right to approve the following matters proposed by PTR: (i) the issuance or sale of any Common Shares (including the grant of any rights, options or warrants to subscribe for or purchase Common Shares or any security convertible into or exchangeable for Common Shares) at a price per share less than the fair market value of a Common Share on the date of such issuance or sale; (ii) the issuance and sale of any disqualified shares (as defined) if, as a result thereof, PTR's Fixed Charge Ratio (as defined) would be less than 1.4 to 1; (iii) the adoption of any employee benefit plan pursuant to which shares of beneficial interest of PTR or any securities convertible into shares of beneficial interest of PTR may be issued and any action with respect to the compensation of the senior officers of PTR (including the granting or award of any bonuses or share-based incentive awards); and (iv) the incurrence of any additional indebtedness (including guarantees and including renegotiations and restructurings of existing indebtedness) if, as a result thereof, PTR's Interest Expense Coverage Ratio (as defined) would be less than 2.0 to 1.0. The restriction referred to in clause
(i) above does not apply to (A) the sale or grant of any options to purchase shares of beneficial interest of PTR pursuant to the provisions of any benefit plan approved by the shareholders of PTR, (B) the issuance or sale of shares of beneficial interest upon the exercise of any rights, options or warrants granted, or upon the conversion or exchange of any convertible or exchangeable security issued or sold, prior to September 9, 1997 or in accordance with the provisions of the Amended and Restated Investor Agreement, (C) the issuance and sale of any shares of beneficial interest of PTR pursuant to any dividend reinvestment and share purchase plan approved by the Board of Trustees or (D) the issuance, grant or distribution of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase shares of beneficial interest of PTR or securities convertible into or exercisable for shares of beneficial interest.

     The Amended and Restated Investor Agreement also provides that, so long as Security Capital owns at least 10% of the outstanding Common Shares, PTR may not increase the number of persons serving on the Board of Trustees to more than eight. Security Capital is also entitled to designate one or more persons as trustees of PTR, as follows: (i) so long as Security Capital owns at least 10% but less than 25% of the outstanding Common Shares, it is entitled to nominate one person; and (ii) so long as Security Capital owns at least 25% of the outstanding Common Shares, it is entitled to nominate that number of persons as shall bear approximately the same ratio to the total number of members of the Board of Trustees as the number of Common Shares beneficially owned by Security Capital bears to the total number of outstanding Common Shares, provided, that Security Capital shall be entitled to designate no more than three persons so long as the Board of Trustees consists of no more than eight members.

     As part of the Amended and Restated Investor Agreement, Security Capital may make employment opportunities with Security Capital or its affiliates available to officers and employees of PTR. Prior to commencing discussions with a senior officer of PTR about any such opportunity, Security Capital must give the Board of Trustees 14 days' prior written notice.

     In addition, the Amended and Restated Investor Agreement provides Security Capital with registration rights pursuant to which, in certain specified circumstances, Security Capital may request at any time, registration of all of Security Capital's Common Shares pursuant to Rule 415 under the Securities Act. Security Capital may request one such registration for every $100 million (based on market value) of Common Shares it owns.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

     Exhibit 1 Third Amended and Restated Investor Agreement, dated as of September 9, 1997, between Security Capital Group Incorporated and Capital Pacific Trust.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 8, 1997   SECURITY CAPITAL GROUP INCORPORATED



                         By:/s/ Jeffrey A. Klopf
                            --------------------
                         Name:  Jeffrey A. Klopf
                         Title:  Secretary